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                        February 15, 2022

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       Andreas Michalopoulos
       Chief Executive Officer, Director, and Secretary
       Performance Shipping Inc.
       373 Syngrou Avenue
       175 64 Palaio Faliro
       Athens, Greece

                                                        Re: Performance
Shipping Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed April 20,
2021
                                                            File No. 333-255100

       Dear Mr. Michalopoulos:

               It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.

              If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.
 Andreas Michalopoulos
Performance Shipping Inc.
February 15, 2022
Page 2

       Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
FirstName LastNameAndreas Michalopoulos
cc:
Comapany  Ed Horton, Seward & Kissel,
               NamePerformance        OneInc.
                               Shipping    Battery Park Plaza, New York, NY
10004
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February 15, 2022 Page 2
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